

OFFERING MEMORANDUM

facilitated by



Merrimack Ales, LLC

Form C/A
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C/A – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A)   BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Merrimack Ales, LLC
State of Organization	Massachusetts
Date of Formation	January 16th, 2014
Entity Type	Limited Liability Corporation
Street Address	61 Tenney Road, Westford MA, 01886
Website Address	https://merrimackales.com/

(B)   DIRECTORS AND OFFICERS OF THE COMPANY

Key Person	Adam Pearson
Positions with the Company Title Duration	 Founder & Owner Since Formation
Business experience (last three years)	Business Manager and Brewing Duties
Principal occupation (last three years)	Founder and Head Brewer at Merrimack Ales, LLC
Has this person been employed by anyone else in the last three years?	No

(C)   EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Adam Pearson

(D)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

A MESSAGE FROM FOUNDER ADAM PEARSON

We think of beer as a catalyst of sorts. Beer can help bring people together and a taproom provides a gathering space for people to meet and connect. We design our beers for 'drinkability' and they should be as easy to enjoy as they are flavorful and aromatic. We think that's a big part of building the taproom as a gathering place. We are opening a taproom that has several things which we have found are important to consumers:

•Authenticity, by experiencing our beers at the source, as fresh and true as they were intended.

•Transparency, by being able to see the brewery, watch our staff in action, and to chat with our staff about how we brew and what we use to make our beers.

•And Community, by giving people of similar interests a place to hang out, by connecting with area food vendors to provide great things to eat, and by partnering with other local businesses and groups to promote and support their efforts.

Since we opened, Merrimack Ales has distributed beer to a growing number of accounts – beer stores, bars, and restaurants. We felt it would be the best way to 'get our brand out there' so people could find out about us and visit the brewery. Those accounts have been great and we intend to keep those relationships and grow our distribution further, in order to make our beers available to everyone in the area.

THE MARKET
As of March 2019, Lowell is the 5th largest city in Massachusetts, at 111,346 people. There are 2 other small taprooms in the city, leaving a large number of unserved customers just in Lowell. With brewery visits a popular weekend activity, we see visitors from southern NH, most of MA, CT and RI due to our location (Route 495) for people visiting breweries.
Our branding draws on math and science related elements and we have attracted customers from the various universities and labs around the Boston & Cambridge areas.
OUR COMPETITORS
We face competition from

• Other local, regional, national and international brewers for retail and tap space

• Other local MA and southern NH breweries for taproom customers. The most local taprooms are Navigation Brewing and Beer Works in Lowell, Oak & Iron in Andover, and True west Brewing in Acton.

(E)   NUMBER OF EMPLOYEES

The Company currently has 3 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$30,000
Offering Deadline	November 6, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Tap Room Buildout	$13,800	$49,220
Distribution Expansion	$14,400	$51,360
Compensation to MainVest	$1,800	$6,420
TOTAL	$30,000	$107,000

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C/A and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C/A.

Summary of Terms

Revenue Percentage*	2.0 - 5.7%**
Payment Deadline	12 / 31 / 2025
Early Investor Payment Multiple	1.5x
Default Investor Payment Multiple	1.4x

Early Investor Capital Threshold	$25,000***
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.08 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	2.0%
$49,250	2.9%
$68,500	3.9%
$94,200	5.1%
$107,000	5.7%

***To reward early participation, the investors who contribute the first $25,000 raised in the offering will receive a 1.5x cap. Investors who contribute after $25,000 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C/A. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

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You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Adam Pearson	100%

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business

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decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Eastern Bank	$49,996	8.0%	N/A	line of credit w monthly payment
Eastern Bank	$11,733	N/A	December 2020	N/A
Pawnee Loan	$10,562	8.0%	June 2020	Canner & Labeler - $902/mo for 36 mos, lease to own
Kabbage Loan 3600	$3,708	N/A	December 2019	N/A
Kabbage Loan 2000	$1,039	N/A	September 2019	N/A
Kabbage Loan 2700	$477	N/A	July 2019	N/A

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

In 2018, the Company had revenue of $168,821 and cost of goods sold ("COGS") of $40,135, which resulted in gross profit of $128,686. In 2018, the Company had total expenses of $173,277, which resulted in net operating income of ($44,591). In terms of expenses, the majority consisted of wages, rent, and utilities. Additionally, the Company had other expenses of $22,770, which consisted primarily of Loss on Sale, Loan Interest, and Depreciation/Amortization.

As of December 31, 2018, the Company had total assets of $57,468, which consisted of current assets of $36,005, fixed assets of $20,171, and other assets of $1,292. As of that date, the Company had total liabilities of $130,878, consisting of current liabilities of $121,248 and long term liabilities of $9,630. This results in equity as of December 31, 2018 being ($73,410). It is noted that the Company's current liabilities are larger than the current assets, which indicates potential liquidity and solvency risk, with the Company's current level of investment. Since the latest balance sheet date, there has not been a significant change to the Company's debt position.

In 2017, the Company had revenue of $107,762 and COGS of $17,666, which resulted in gross profit of $90,096. In 2017, the Company had total expenses of $172,3537, which resulted in net operating income of ($82,257). In terms of expenses, the majority consisted of wages, rent, equipment rental, and utilities. Additionally, the Company had other expenses of $13,808, which consisted primarily of Loan Interest.

As of December 31, 2017, the Company had total assets of $62,109, which consisted of current assets of $38,296, fixed assets of $22,521,, and other assets of $1,292. As of that date, the Company had total liabilities of $138,158, consisting of current liabilities of $117,667 and long term liabilities of $20,491. This results in equity as of December 31, 2018 being ($76,049). It is noted that as of December 31, 2017, the Company's current liabilities are larger than the current assets, which indicates potential liquidity and solvency risk.

Between 2018 and 2017, the Company's revenue increased significantly by 56.7% with gross profit margin decreasing from 83.6% in 2017 to 76.2% in 2018. While profitability was still negative in 2018, it increased as a percent of revenue from -76.33% in 2017 to -26.41% in 2018.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Financial Forecast (Appendix C)
In order to illustrate its future earning potential, the Company has provided a summary of its 1-year detailed financial forecast and 3-year summary forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Appendix C for the Financial Forecast. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C/A

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$168,312	$94,662

Cost of Goods Sold	$40,135	$17,988
Taxes Paid	$0	$0
Net Income	($71,952)	($112,888)

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V